SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
National Directory of Legal Entities (C.N.P.J) 02.558.144/0001-93
Company Registration Identification Number (N.I.R.E.) n° 29300023892
Publicly Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS' MEETING OF TELE LESTE CELULAR PARTICIPACOES S.A., HELD ON JUNE 12TH, 2003.

1.     DATE, TIME AND VENUE: Meeting was held on June 12th, 2003 at 3 p.m., extraordinarily in Praia de Botafogo # 501, 7th floor, in the City of Rio de Janeiro, State of Rio de Janeiro — Brazil.

2.     CHAIRMAN AND SECRETARY: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel — Secretary.

3.     ATTENDENCE: The meeting has started, with the presence of Board members subscribed at this minute, according to the Company’s By-Laws.

4.     AGENDA AND RESOLUTIONS

4.1.     Election of the Technology and Network Vice-President: to elect for the position of Technology and Network Vice-President, Mr. Javier Rodríguez García, Spanish, divorced, Brazilian Foreign Registration (RNE) number V283375-2, with Individual Tax Registration (CPF) number 055.017.127-41, resident in the Capital of the State of Rio de Janeiro and whose business address is at Praia de Botafogo #501, 7th floor, Torre Corcovado, in the City of Rio de Janeiro, State of Rio de Janeiro — Brazil, as appointed on the Company’s Board of Directors Meeting, held on April 16th, 2003. The Director elected at this time, will serve the Company until April 16th, 2006. The manager declares publicly not to be convicted of any crime provided by Law that would prevent him from legally exercising financial activities, as well as he is in a postition to make the declaration required by Brazilian Securities Commission — CVM Instruction # 367/2002 and he compromises himself to present this declaration, by the time he is sworn into office. Mr. Javier Rodríguez García being nominated, Mr. Paulo Cesar Pereira Teixeira leaves the substitute position of Technology and Network Vice-President.

4.2.     Replacement of Internal Auditor: In compliance with Art. 17, subparagraph XIV of the Company’s By-Laws, to nominate Mr. Roberto Yoshikazu Furuta, Brazilian, married, Administrator, Identification Register # 3092582-4, SSP/SP and with Individual Tax Registration (CPF) # 051.660.988-20, as the Company’s internal auditor, replacing Mr. Nelson Claudiney Navarro.

4.3.     Approval of Hiring of Independent Auditor: considering the statements of Article 142, subparagraph IX of the Law 6,404/76 and of Article 17, subparagraph XIII of the Company’s By-laws, to approve the choice of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., as the Company’s Independent Auditor, authorizing the Management to negotiate the contract conditions and to execute any acts necessary for that purpose.

4.4.     Election of the Chairman and Vice-Chairman of the Board: to elect Mr. Felix Pablo Ivorra Cano as Chairman and Iriarte José Araújo Esteves as Vice-Chairman of the Company’s Board of Directors.

4.5.     Appointment of General Secretary and Legal Officer Indication: in the terms of Article 17, subparagraph XIV of Company’s By-Laws, Board members nominee Mr. Evandro Luís Pippi Kruel, Brazilian, married, lawyer, resident in the City of Rio de Janeiro, State of Rio de Janeiro, member of Brazilian Bar Association (OAB-RS) # 18.780 and Individual Tax Registration (CPF/MF) number 315.671.000-82, as the Company’s General Secretary and Legal Officer.

5.     MEETING FINALIZATION: With nothing further to discuss, the chairman ended the meeting, drawing up this minute, which was read and approved and signed by the Board Members and Secretary, and recorded in the appropriate book.

Signatures: Felix Pablo Ivorra Cano – Chairman; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria – Board Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Board Members represented by Mr. Felix Pablo Ivorra Cano; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes – Board Members represented by Mr. Eduardo Perestrelo Correia de Matos e Evandro Luís Pippi Kruel– Secretary.

We hereby declare, that this minute is a free translation of the original document, recorded at the appropriate book.

Evandro Luís Pippi Kruel
Secretary – Brazilian Bar Association Number (OAB-RS) 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.